UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

I.	EDP Release: EDP Concludes the Increase to 95.7% of Its Stake in Hidrocantábrico’s Share Capital

II.	EDP Release: EDP Signs Loan to Replace Hidrocantábrico’s Existing Bank Debt

III.	EDP Release: EDP Sells its Stake in Fafen to Petrobrás

Lisbon, 16th December 2004

Reuters:        EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Tel: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

EDP CONCLUDES THE INCREASE TO 95.7% OF ITS STAKE IN

HIDROCANTÁBRICO’S SHARE CAPITAL

Today, following the recent successful rights issue resulting in proceeds of approximately €1.2 billion, EDP concluded the acquisition of an additional 56.2% stake in Hidroeléctrica del Cantábrico, S.A. (Hidrocantábrico) share capital, thereby increasing its shareholding from 39.5% to 95.7%. This is in line with the contracts signed on July 29, 2004, with Energie Baden-Württemberg AG, Caja de Ahorros de Asturias and Caja de Seguros Reunidos, Compañía de Seguros y Reaseguros, S.A..

This transaction, the largest single foreign investment made by a Portuguese company, included the exchange of shareholdings between EDP and Cajastur, within the scope of the direct sale relative to the 5th privatization phase of EDP, as a result of which Cajastur now owns around 5.64% of EDP’s share capital, increasing the number of strategic shareholders of EDP.

The acquisition of the full control of Hidrocantábrico successfully concludes the Iberian strategy initiated by EDP, in 2001, with the entry into Hidrocantábrico’s share capital. This strategy is in line with the strategic guidelines announced yesterday by the Board of Directors and is focused on increasing EDP’s competitive position in the Iberian Market as the only electricity player with relevant presence in both markets, allowing an optimal capture of synergies, management of common business areas and activities, and investment in developing new power plants.

EDP – ENERGIAS DE PORTUGAL, S.A.

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede Praça Marquês de Pomba,12    1250-162 Lisboa    Portugal

Capital Social € 3,656,537,715        Matrícula 1805 da C.R.C. Lisboa        Pessoa Colectiva 500 697 256

Lisbon, 17th December 2004

Reuters:        EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Tel: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

EDP SIGNS LOAN TO REPLACE HIDROCANTÁBRICO’S

EXISTING BANK DEBT

EDP - Energias de Portugal, S.A. (“EDP”) signed yesterday a two year Term Loan in the amount of €1,350 million. The purpose of the loan is to provide the Group with the necessary funding in order to replace existing medium and long term bank debt of Hidroeléctrica del Cantábrico, S.A. (“Hidrocantábrico”) with intra group loans, following the completion of EDP’s increased participation in the share capital of this company.

The loan signed on the day that EDP became the controlling shareholder of Hidrocantábrico represents the first step in the concretization of the cost reductions and synergies identified at the time of the announcement of the plan to integrate Hidrocantábrico, and allows savings of €6 million per year in consolidated financial costs.

This debt restructuring, which is in line with the Group’s financial policy for core business subsidiaries of centralising debt at the parent level, allows EDP to reduce substantially its consolidated interest costs as it captures within the Group the spread differential associated with the different ratings of Hidrocantábrico and EDP.

The bank lenders in this Club Deal are ABN AMRO Bank, N.V., Banco Bilbao Vizcaya Argentaria, S.A., Barclays Capital, BNP Paribas, Caixa D’Estalvis I Pensions De Barcelona, Caja Madrid, Citigroup Global Markets Limited, Deutsche Bank AG, J.P. Morgan PLC, Sumitomo Mitsui Banking Corporation Europe Limited, The Bank of Tokyo-Mitsubishi, Ltd and The Royal Bank of Scotland plc as Mandated Lead Arrangers.

EDP - ENERGIAS DE PORTUGAL, S.A.

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede Praça Marquês de Pomba,12    1250-162 Lisboa    Portugal

Capital Social € 3,656,537,715        Matrícula 1805 da C.R.C. Lisboa        Pessoa Colectiva 500 697 256

Lisbon, 17th December 2004

Reuters:        EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Tel: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

EDP SELLS ITS STAKE IN FAFEN TO PETROBRÁS

Today, EDP Brasil, S.A. (“EDP Brasil”) signed a sale and purchase agreement with Petrobrás-Petróleo Brasileiro, S.A. (“Petrobrás”) for the sale of an 80% shareholding in Fafen Energia, S.A. (“Fafen”), in which Petrobrás already owned a 20% stake.

This cogeneration project, which was initiated in 2001, has an installed capacity of 133 MW for electricity generation and 42 ton/hour for steam generation, of which 22 MW for electricity generation and all of the steam produced are to be consumed by Fafen’s fertilizing industrial unit, controlled by Petrobrás.

The selling price of the 80% stake in Fafen amounts to R$96 million (€26 million), of which 50% will be paid within 30 days and the remaining will be settled in two annual equal amounts, corrected by the IGPM Price Index.

Total investment undertaken by EDP Brasil, net of accumulated results to date, amounts to R$242 million (€66 million). In December 2003, EDP Brasil recorded a R$139 million (€38 million) impairment to this investment due to the unlikelihood of Fafen selling electricity at prices equivalent to the normative value for thermal plants. As such, the net impact of this transaction in EDP Brasil’s 2004 results will be R$7 million (€2 million) loss.

Initially, during the early stage of investment in this project, EDP Brasil expected to develop a wider program, which included the execution of several thermoelectric projects, pursuant to the rules of the Brazilian Government Thermoelectric Program. However, the development of additional thermal power plants was suspended, mostly due to a delay in the definition of the applicable regulation and the subsequent awareness of higher

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede Praça Marquês de Pomba,12    1250-162 Lisboa    Portugal

Capital Social € 3,656,537,715        Matrícula 1805 da C.R.C. Lisboa        Pessoa Colectiva 500 697 256

risks associated with investments in thermoelectric plants in Brazil. EDP currently considers that the regulatory conditions associated with the development of these projects have levels of risk and uncertainty that are not acceptable, as a result of which it has taken the decision of divesting from Fafen. Given the regulatory framework in force for the Brazilian electricity sector, EDP’s strategy for the electricity generation activity in this geographical area does not include the development of new thermoelectric projects.

EDP - ENERGIAS DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 17, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer